May 4, 2011

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mark P. Shuman
Evan Jacobson
Kathleen Collins
Melissa Feider

Re:	LinkedIn Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed April 4, 2011
File No. 333-171903

Ladies and Gentlemen:

On behalf of LinkedIn Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 20, 2011, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-171903) filed with the Commission on April 4, 2011(“Amendment No. 2”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 3 (against Amendment No. 2). Amendment No. 3, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 3, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies and Estimates, page 59

Stock-Based Compensation, page 61

1.	We note your disclosure on page 66 refers to the revenue growth from the third quarter of 2010 to the fourth quarter of 2010 to substantiate the increase in the stock price from December 2010 to February 2011. Please tell us if you considered providing disclosure to indicate any changes in your operating results from the fourth quarter of 2010 to the first quarter of 2011, as that information would appear to be more relevant when explaining this increase.

In response to the Staff’s comment, we have revised page 69 of Amendment No. 3 to include further detail regarding the information considered by the board of directors in relation to the February 2011 stock option grants. We respectfully advise the Staff that at the time the Company’s board of directors approved the stock option grants

Securities and Exchange Commission

May 4, 2011

in February 2011, the board of directors did not have the benefit of complete financial and operating results for the first quarter of 2011 and therefore, any comparison between the quarter ended December 31, 2010 and the quarter ended March 31, 2011 would be incomplete and potentially misleading. As described in Amendment No. 3, the Company’s board of directors considered, among other things, the Company’s financial and operating metrics for January 2011, revenue for the quarter ended December 31, 2010 and the sequential revenue growth as compared to the quarter ended September 30, 2010 in determining the fair value of the Company’s common stock on the date of grant.

Certain Relationships and Related Person Transactions, page 111

Membership Units Purchase Agreement, page 111

2.	Please revise the last sentence of the first paragraph of this section to include disclosure consistent with your response to prior comment 6 and delete the statement that the interest rate was determined through “arm’s length” negotiations.

In response to the Staff’s comment, we have revised page 117 of Amendment No. 3 to include disclosure consistent with the response to prior comment 6 and delete the statement that the interest rate was determined through “arm’s length” negotiations.

Principal and Selling Stockholders, page 115

3.	Please revise to provide this disclosure as of the most recent practicable date. See Item 403 of Regulation S-K.

In response to the Staff’s comment, we have revised page 120 of Amendment No. 3 to provide the disclosure as of the most recent practicable date.

* * * * *

Securities and Exchange Commission

May 4, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to Katharine A. Martin, Jon C. Avina or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper

Jeffrey D. Saper

Enclosures

cc (w/encl.):	Jeffrey Weiner
Erika Rottenberg, Esq.
LinkedIn Corporation

Katharine A. Martin, Esq.
Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Esq.
John T. McKenna, Esq.
David Peinsipp, Esq.
Cooley LLP

Timothy de Kay
Deloitte & Touche LLP